UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.1)

SANTANDER BANCORP

(Name of Subject Company (Issuer))

SANTANDER BANCORP

(Name of Entity Filing Statement)

Common Stock, Par Value $2.50 Per Share

(Title of Class of Securities)

802809103

(Cusip Number of Class of Securities)

Rafael Bonilla

Senior Vice President and General Counsel

Santander BanCorp

B7 Tabonuco Street, 18th Floor, San Patricio,

Guaynabo, Puerto Rico 00968-3028

Telephone Number: (787) 777-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jose R. Cacho

Aurelio Emanuellli Freese

O’Neill & Borges

American International Plaza, 8th Floor

250 Muñoz Rivera Avenue

San Juan, PR 00918

(787)764-8181

Telecopy: (787) 753-8944

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Santander BanCorp, a Commonwealth of Puerto Rico corporation (the “Company”), on July 9, 2010 (the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer commenced by Administración de Bancos Latinoamericanos Santander, S.L., a sociedad limitada organized under the laws of the Kingdom of Spain, (the “Offeror”) and Banco Santander, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain, (“Banco Santander” or “Parent” and collectively with its affiliates, the “Santander Group”) to purchase all outstanding Shares not owned by the Santander Group at $12.69 per Share, net to the seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by the Santander Group with the Securities and Exchange Commission (the “Commission”) on June 24, 2010 (together with exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”).

All capitalized terms used in this Amendment No. 1 without definition shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) On page 4 in Item 4 (The Solicitation or Recommendation) the second paragraph (beginning with “Accordingly, the Company recommends…”) is hereby replaced with the following:

“Based on the determination of the Special Board Committee and based on the Company’s analysis and consideration of the various factors described below in Supportive Factors, Potentially Negative Factors and Other Factors under Reasons for the Recommendation that were considered by the Special Board Committee, the Company has determined to express no opinion and remain neutral with respect to the Offer. The Company recommends that minority holders of the Company’s common stock make their own decision whether to tender their Shares in the Offer based on their individual circumstances, investment criteria and evaluation of the various factors discussed herein.”

(2) On page 7 in Item 4 (The Solicitation or Recommendation) a new section titled “The Special Board Committee” is added prior to the section titled “Reasons for the Recommendation” that reads as follows:

“The Special Board Committee

As noted above, on June 24, 2010 the board of directors of the Company adopted a resolution re-appointing the Special Board Committee of its independent directors. Although the Special Board Committee did not have the ability to negotiate with Banco Santander as a result of Banco Santander’s decision to not request the approval or recommendation or even the involvement of the board of directors or any committee of the Company, the board of directors of the Company wanted independent directors with no conflicts of interest to evaluate the Company’s response with respect to the Offer.

The Special Board Committee was granted authority to consider the terms of the Offer and determine whether the Company should recommend to the minority holders of the Shares whether to accept or reject the Offer, whether the Company should express no opinion and remain neutral with respect to the Offer, or whether the Company should express its inability to take a position with respect to the Offer. There were no limitations on the authority of the Special Board Committee to consider the terms of the Offer and make its determination as to what the Company’s recommendation to the minority holders of the Shares would be.”

(3) On page 7 in Item 4 (The Solicitation or Recommendation) the section titled “Reasons for the Recommendation” is revised so that it reads as follows:

“Based on the various factors described below, the Special Board Committee has determined to express no opinion and remain neutral with respect to the Offer.

Based on the determination of the Special Board Committee and based on the Company’s analysis and consideration of the various factors described below that were considered by the Special Board Committee, the Company has determined to express no opinion and remain neutral with respect to the Offer.

The Company therefore recommends that each minority holder of Shares make its own investment decision regarding the Offer based on all available information to the shareholder, in light of the shareholder’s investment objective, the shareholder’s views on the Company’s prospects, the various factors discussed below that were considered by the Special Board Committee in making its determination, and any other factors that the shareholder considers important to its investment decision.”

(4) On page 7 in Item 4 (The Solicitation or Recommendation) the section titled “Limitations Created by the Santander Group’s Ownership and the Merger” is hereby replaced with a section titled “Santander Group’s Ownership of More than 90% of the Shares” that reads as follows:

“Santander Group’s Ownership of More than 90% of the Shares

The Santander Group owns approximately 90.6% of the Company’s issued and outstanding Shares. As stated in the Schedule TO, because the Santander Group owns more than 90% of Company’s issued and outstanding Shares, Puerto Rico law provides the Santander Group with the right to immediately acquire all of the Company’s Shares that it does not already own by means of a short-form merger, without first extending the Offer and without seeking shareholder approval or seeking the approval, recommendation or involvement of the board of directors of the Company. As stated in the Schedule TO, however, the Santander Group commenced the Offer in order to offer minority shareholders who are not residents of Puerto Rico or who hold their shares through a broker, dealer, commercial bank, trust company or other nominee an alternative to the imposition of withholding tax pursuant to Puerto Rico law that will occur when the subsequent short-form merger (the “Merger”) is consummated.

The Santander Group unilaterally commenced the Offer without obtaining the approval or recommendation of the board of directors of the Company, and the consummation of the Offer and the subsequent Merger does not require the approval or recommendation of the board of directors of the Company or any committee thereof. As a result, the Company was not able to engage in any negotiations or discussions with the Santander Group regarding the terms of the Offer, which was unilaterally commenced by the Santander Group, or of the subsequent Merger. The subsequent Merger also does not require the approval of the minority holders of the Shares.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SANTANDER BANCORP

By:	/S/ MARÍA CALERO
Name:	María Calero
Title:	Senior Executive Vice President

Dated: July 13, 2010

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